EXHIBIT 11.1

COUNSEL CORPORATION
CODE OF CONDUCT
(all amounts shown in absolute dollars)

     Counsel Corporation, and its subsidiaries (collectively referred to as “Counsel” or “the Company”), are committed to conducting the Company’s business in accordance with all applicable federal, provincial, state and local laws, honesty in our business dealings, prudent use of our assets and resources, sound growth and achievement of business objectives and fair treatment of our employees. We are committed to achieving and maintaining the highest level of integrity and ethics in our dealings with our employees, customers, suppliers, shareholders and the public. For the purposes of these business and ethical conduct standards (“Standards”), the Company considers its officers, directors, employees, agents and consultants to be “Employees” and each an “Employee.”

     As Employees we are responsible for fully implementing the business practices and corporate policies of Counsel. These Standards are presented to govern the conduct of all our Employees. The Standards are directed to all Counsel Employees as well as our business alliance partners.

CONFLICTS OF INTEREST

It is very important that every Employee avoid any situation which involves a conflict with his/her duty to the Company and the interests of the Company and its shareholders. We expect our Employees to exercise good judgment, honesty and high ethical standards at all times. Adherence to these Standards should prevent the occurrence of conflicts of interest. Employees should be particularly sensitive to possible conflicts with suppliers, brokers or any vendors which could arise from engaging in business dealings with, or accepting gifts or compensation from, others. If the Employee is in doubt, the Corporate Secretary should be consulted. The Corporate Secretary and the Chairman of the Audit Committee of the Board of Directors are identified in the Key Contact Section, attached as Schedule A to this Code of Conduct. Should questions arise regarding the appropriate handling of your responsibilities under this Code of Conduct, please contact either of these persons; and, definitely, contact the Chairman of the Audit Committee if and whenever you have concerns about the prompt and responsive handling of any matter of concern to you.

     Playing “favorites” or having conflicts of interest, in practice or appearance, runs counter to the fair treatment to which we are all entitled. Each Employee should avoid any relationship, influence or activity that might impair, or have the appearance of impairing, his/her ability to make objective and fair decisions when performing his/her job. Conflict of interest laws and regulations must be fully and carefully observed. When in doubt, review Company policies and procedures, and share the facts of the situation with the Corporate Secretary.

     Here are some ways a conflict of interest could arise:

•	Employment by a competitor or potential competitor, regardless of the nature of the employment, while employed by the Company.

•	Acceptance of gifts, cash or in kind, from those seeking to do business with the Company.

•	Placement of business with a firm owned or controlled by an Employee or his/her family.

•	Ownership of, or substantial interest in, a company which is a competitor of or a supplier to the Company.

•	Acting as a consultant to a Company customer or supplier without the Company’s express prior written approval. Approval is required for any Employee’s services as director, officer, employee, or consultant to any company which is a supplier or a customer having business dealings with Counsel.

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     In order to preserve the Company’s reputation for honesty and integrity, the management of our Company must be advised of any matters which might be considered sensitive. Any such notification should be addressed to the Corporate Secretary. Each Employee has a duty to ensure that proprietary information relating to the Company or any entity or person with which the Company does business is not disclosed to anyone without proper authorization. Every Employee has a duty to keep proprietary documents protected and secure, particularly when dealing with suppliers, customers and competitors.

GIFTS, GRATUITIES AND ENTERTAINMENT

Customer and Supplier (including Governmental) Personnel

     The purchase of supplies, materials and services from vendors, suppliers and subcontractors must be accomplished in a fair and non-discriminatory process based solely on quality, performance, price and customer criteria (in cases where purchases are made for customers).

     Counsel specifically prohibits offering, attempting to give, soliciting or receiving any form of bribe or kickback. These are criminal acts. Since the mere receipt of a request to engage in such activity may be a reportable event under the law, all Employees should immediately seek advice from the Corporate Secretary if any such request is received. Similarly, any dealings with affiliated persons of the Company or of any officer of the Company must be reviewed by the Corporate Secretary.

     Furnishing meals, refreshments, modest gifts/honorariums (see below) and entertainment in conjunction with business discussions is a commonly accepted business practice. Counsel permits its Employees, within reason, to engage in such practices. The furnishing of meals, refreshments or entertainment and the making of modest gifts/honorariums, however, should not violate good common sense and the standards of conduct of the recipient’s organization, and must be consistent with past practices and standards established from time to time by the Company.

     Employees who make, and supervisors who approve, expenditures for meals, refreshments or entertainment, must use discretion and care to ensure that such expenditures are in the proper course of business and cannot reasonably be construed as bribes or improper inducements.

     Modest gifts/honorariums should only be given in order to commemorate a specific holiday or special event. In no event should the value of such individual items exceed $150.00 without the prior approval of the Corporate Secretary or Chief Financial Officer. Detailed records of all such gifts and their business purpose should be maintained for at least three years. Employees should at all times be mindful of the need to avoid the appearance of gift giving for the purpose of inducing favorable treatment.

     Employees may accept meals, refreshments or entertainment in connection with business discussions, provided, that they are not excessive as to cost or frequency. It is the personal responsibility of every Employee to ensure that his/her acceptance of such meals, refreshments or entertainment is within prevailing Company Standards and could not reasonably be construed as an attempt by the offering party to secure favorable treatment or create an appearance of impropriety.

     Employees may not accept gifts, including travel and accommodations, which have a retail or exchange value of $150.00 or more from an individual or firm doing or seeking to do business with the Company. Exceptions may be granted on an individual basis; however, Employees must immediately report the gift to their supervisor and the Corporate Secretary and request a waiver of this rule.

     In any circumstance where an Employee is offered meals, refreshments, entertainment or gifts and the offering may create an appearance of impropriety, regardless of the value thereof, the Employee should disclose the offering to his/her supervisor and the Corporate Secretary in writing.

     Except for loans by recognized banks and financial institutions which are available generally at market rates and terms, no Employee or member of his/her family may accept any loan, guarantee of loan or payment from an

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individual or firm doing or seeking to do business with Counsel; nor is it permissible to accept any service, accommodation or travel of any value whatsoever, unless the primary purpose of such is the performance of the Company’s business.

Gifts or Payments to Foreign Officials

     Counsel will scrupulously adhere to the letter and spirit of the U.S. Foreign Corrupt Practices Act, which prohibits, among other things, giving money or items of value to a foreign official or instrumentality for the purpose of influencing a foreign government. The Act further prohibits giving money or items of value to any person or firm, such as a consultant or marketing representative, when there is a reason to believe that it will be passed on to a foreign government official for this purpose. All questions concerning compliance with the Foreign Corrupt Practices Act should be referred to the Corporate Secretary.

Gifts or Payments in General

•	All approved expenditures for meals, refreshments and entertainment must be fully documented and recorded on the books of the Company in strict compliance with established policies and procedures.

•	Employees are required to report to their supervisors any instance in which they are offered money, gifts which have retail or exchange value of $150.00 or more or anything else of value by a supplier or prospective supplier to Counsel.

•	Laws and regulations pertaining to entertainment, gifts and payments may be and are complicated. Questions regarding interpretations of specific policies should be submitted to the Corporate Secretary.

NON-SOLICITATION

     During the term of employment with the Corporation and for a period of one (1) year thereafter, regardless of reason for termination, Employees shall not directly or indirectly, for personal or on behalf of any other person, entity or third party, disturb, solicit, hire, entice or in any other manner persuade or induce or attempt to persuade or induce any employee, customer, principal, or supplier of the Corporation to discontinue his or its relationship with the Corporation.

POLITICAL CONTRIBUTIONS

     The Company may not make any remuneration of money or offer to do so directly or indirectly to any government official or politician in Canada, the United States or abroad for the purpose of influencing such official’s or politician’s actions. Our Employees are expected not to use Company funds or facilities or services for any political purpose in contravention of this policy.

     This policy shall not apply to purely individual contributions by Employees. However, the use of Company funds to fund an Employee contribution, or the reimbursement of an Employee contribution is strictly prohibited.

ANTITRUST

     The antitrust laws of Canada and the United States are calculated to promote free and open competition. It is incumbent upon Employees to seek guidance and instructions from supervisors, and if necessary, from the Corporate Secretary whenever any questions relating to their compliance with those laws and regulations arise. All Employees are expected to conduct themselves in a manner designed to promote the Company’s compliance with the antitrust laws, and no Employee shall discuss with any competitor: prices or terms of sale; division of territories or markets; allocation of customers; or boycotts of customers or suppliers.

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FINANCIAL REPORTING

     The Company’s senior financial officers (e.g., chief financial officer, controller, principal accounting officer and any person performing similar functions) as well as any person whose responsibilities include financial reporting duties (“Finance Personnel”) have a heightened obligation to perform their duties in a diligent, honest and ethical manner. This duty of honesty extends to the full, fair, accurate, timely and understandable disclosure of information relating to the Company’s financial condition and results of operation in its periodic reports and compliance with all applicable government rules and regulations. The primary responsibility for financial reporting, internal control, and compliance with laws, regulations, and ethics rests with executive management.

     If Finance Personnel discover, or have reason to believe, that there is an actual or potential conflict of interest between their personal and professional relationships, they must report this information in a prompt fashion to the Corporate Secretary or the Company’s Audit Committee. Examples of information which should be reported include but are not limited to: (i) internal control deficiencies such as failure to conduct quarterly reviews of those controls, or control overrides (such as situations in which Company officials responsible for a certain function have avoided performing such function or their decisions are overridden); (ii) fraud by management or by Employees with significant roles in financial reporting or internal controls (regardless of materiality); (iii) utilization of proprietary Company information by Company and non-Company personnel for the benefit of persons or entities other than the Company; and (iv) provision of non-auditing services by the Company’s auditors without the prior consent of the Company’s Audit Committee.

     The Company’s Audit Committee has important oversight responsibilities that relate to the Company’s financial reporting, internal controls, compliance with applicable laws and regulations and Company ethics. In this capacity, the Audit Committee has the power to authorize investigations that are within the scope of its responsibilities, including conducting interviews or discussions with Employees and other persons whose views may be helpful to them. In its oversight capacity, the Audit Committee also monitors internal control processes by reviewing reports issued by external auditors and other information to gain reasonable assurance that the Company is in compliance with pertinent laws and regulations, is conducting its affairs ethically, and is maintaining effective controls against conflict of interest and fraud. If you have any concerns regarding the Company’s financial reporting, internal controls, compliance with applicable laws and regulations and compliance of Company Employees with this Code of Conduct, you should contact the Corporate Secretary or the Chairman of the Audit Committee directly.

INTEGRITY OF COMPANY RECORDS

Financial Information and Records

It is Company policy to comply with accepted accounting rules and controls at all times. All Company records must accurately reflect the transactions they record. In particular, this policy requires the following:

•	No undisclosed or unrecorded fund or asset of the Company shall be established for any purpose;

•	No false or misleading entries shall be made in the books or records of the Company for any reason and no Employee shall assist in any arrangement that results in any such entry;

•	No payment or expenditure of the Company shall be approved without adequate supporting documentation or made with intention or understanding that any Party of such payment or expenditure is to be used, directly or indirectly, for any purpose other than that expressly described by the supporting documentation;

•	Any Employee having information concerning any unrecorded fund or asset or any prohibited act shall promptly report such matter to the Corporate Secretary;

•	Medical claims of Employees contain confidential information. Such claims shall be treated in a

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manner to retain that confidentiality and in a manner consistent with Company policy and procedures; and

•	The Company’s internal and outside accountants must maintain all audit and review work product for five (5) years from the end of the applicable fiscal period.

     To ensure that public companies such as Counsel disclose complete and accurate financial information in their periodic reports, U.S. federal securities law requires the Company’s CEO and CFO to certify that: (i) they have reviewed each periodic report; (ii) based on their knowledge, there are no materially false statements or material omissions in the subject periodic report; (iii) the report fairly presents the issuer’s financial condition and results of operations; (iv) the signing officers are responsible for establishing and maintaining effective internal controls and have evaluated the effectiveness of those controls within 90 days of the date of the report; (v) they have presented their conclusions about the effectiveness of the controls in the subject report; (vi) they have disclosed control deficiencies and any fraud by management or Employees with a significant role in internal controls (regardless of materiality) to the auditors and the Audit Committee; and (vii) they have disclosed any material weaknesses in internal controls to the Company’s auditors. It is anticipated that additional requirements may be promulgated in the near future.

     In addition, every Employee should be aware that:

•	It is a crime, punishable by imprisonment of up to ten (10) years, to knowingly and willfully violate Sarbanes-Oxley Act of 2002 provisions regarding retention of corporate audit records;

•	It is a crime, punishable by imprisonment of up to twenty (20) years, to knowingly alter, destroy, conceal, etc. records or documents with the intent to impede, obstruct, or influence a federal government investigation or case filed in bankruptcy, or in relation to or contemplation of any such matter or case;

•	It is a crime, punishable by imprisonment of up to twenty (20) years, to “corruptly” alter, destroy, mutilate, or conceal records or documents with the intent to impair their integrity or availability in an official proceeding; or to otherwise obstruct, influence, or impede a proceeding (or attempt to do so);

•	It is a crime, punishable by imprisonment of up to ten (10) years, to knowingly, with the intent to retaliate, take any action harmful to a person for providing to a law enforcement officer any truthful information relating to the commission or possible commission of any federal offense.

You should contact the Corporate Secretary should you have any question regarding the foregoing discussion.

Personnel Records

     Personnel records are treated as confidential by the Company, unless otherwise required by law or permission to disclose their contents is given by an Employee. Notwithstanding the foregoing, the Company will confirm length of service and position held (and pay rate, when written permission is given by the Employee) when contacted by a prospective lender to an Employee or by a prospective employer after an Employee’s separation from the Company.

Information to Customers

     It is our Company policy to provide technical information which is as accurate as possible in order to properly guide our own Employees and customers in the sales and use of our products and services. No false or inaccurate data shall knowingly be recorded or used by any Employee. Any Employee having information concerning any such false data being recorded or used shall promptly report such a situation to the Corporate Secretary.

Computer Usage/Software Licensing

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     It is our Company policy to restrict access to computer databases and electronic mail communications systems to authorized users for business and business-related purposes only. It is the Company policy to maintain compliance with software licensing requirements of our suppliers and vendors.

     The Company’s computers shall be used only for official work of the Corporation, and an Employee’s use of the Company’s computers will cease when employment with the Corporation terminates.

CONFIDENTIALITY

     Confidential Information should be never be used or disclosed or authorized to anyone else for use or disclosure except when expressly permitted by the Corporation.

     “Confidential Information” means information, which is disclosed to, known by, or generated by personnel as a consequence of or related to employment with the Corporation, which is not generally known outside the Corporation, and which relates to the Corporation’s business. “Confidential Information” is intended to include, but is not limited to, trade secrets, inventions, processes, formulas, systems, computer programs, plans, programs, studies, techniques, business information, customer lists, sales statistics, tactics and projections, marketing strategies and plans.

     All records or copies of files, memoranda, reports, notes, business plans, compilations, computer runs, programs, customer information, customer lists and other recorded matter relating to the business of the Corporation, its property, operations, employees and business affairs which are used, prepared, received or come into contact with during employment (a) will remain the sole property of the Corporation, (b) will be returned to the Corporation upon the termination of employment (or sooner if requested by the Corporation) and no copies will be retained thereof, and (c) will not be copied or used except to the extent required in the course of employment by the Corporation.

SECURITIES TRADES BY COMPANY PERSONNEL

Reasons for this Policy

     Federal and provincial securities regulators are vigorously pursuing violations of insider trading laws. Recent legislation has increased the penalties for insider trading and put the onus on companies for violations by their personnel. These policies and procedures covering securities trades by Counsel personnel will help protect the Company and its personnel from potentially severe consequences.

     This Code of Conduct establishes policies for securities trading for all personnel and also sets forth compliance guidelines for officers and directors to whom special reporting obligations apply. It is intended to avoid even the appearance of improper conduct on the part of anyone employed by or associated with the Company. It is everyone’s responsibility to maintain the Company’s reputation for integrity and ethical conduct.

The Consequences

     The consequences of insider trading violations can be severe. Penalties under U.S. law (which is more stringent than Canadian law) include:

     For individuals who trade on insider information (or tip information to others):

•	A civil penalty of up to three times the profit gained or loss avoided;

•	A criminal fine (no matter how small the profit) of up to $1 million; and

•	A jail term of up to ten years.

     For companies (and possibly any supervisory persons) that fail to take appropriate steps to prevent illegal

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     trading:

•	A civil penalty of the greater of $1 million or three times the profit gained or loss avoided as a result of the Employee’s violation; and

•	A criminal penalty of up to $2.5 million.

     In addition, the U.S. Securities Enforcement Remedies and Penny Stock Reform Act of 1990 provides the Securities and Exchange Commission (the “SEC”) with greater enforcement powers, including the ability to go to court and seek significant fines for securities law violations (ranging up to $100,000 for individuals and $500,000 for companies per violation) and to seek its own cease and desist orders in an SEC administrative hearing.

     Moreover, if an employee violates the Company’s insider trading policy, he or she may be subject to Company-imposed sanctions, including dismissal for cause.

Counsel Corporation Policy

     It is illegal for anyone with knowledge of material information affecting a public Corporation that has not been publicly disclosed to purchase or sell securities of that Corporation. It is also illegal for anyone to inform any other person of material non-public information, except in the necessary course of business. Therefore, insiders and employees with knowledge of confidential or material information about the Corporation or counter-parties in negotiations of potentially material transactions are prohibited from trading securities of the Corporation or any counter-party until the information has been fully disclosed and a reasonable period has passed for the information to be widely disseminated.

     If a director, officer or any other employee has material non-public information relating to the Company, neither that person nor any related person may buy or sell securities of the Company or engage in any other action to take advantage of that information or pass it on to others. This policy also applies to information relating to any other company, including our customers, suppliers or vendors and those with which the Company may be negotiating major transactions, obtained in the course of employment and to trading in the shares of such a customer or supplier. Information that is not material to the Company may nevertheless be material to one of these other companies.

     Transactions that may appear justifiable for independent reasons (such as the need to raise money for an emergency) are no exception. Even the appearance of an improper transaction must be avoided to preserve our reputation for adhering to the highest standards of conduct.

     Material Information. Material information is any information that a reasonable investor would consider important in a decision to buy, hold or sell stock. In short, any information that could reasonably affect the price of stock should be considered material.

     Examples. Information that will likely be regarded as material includes: annual or quarterly financial results; projections of future earnings or losses; a significant change in earnings or earnings projections; news of a proposed merger, acquisition or tender offer; news of a significant purchase or sale of assets or the purchase or disposition of a division or subsidiary; changes in dividend policies or the declaration of a stock split or the offering of additional securities; changes in management; significant new products; impending bankruptcy or financial or liquidity problems; major litigation or regulatory sanctions; and the gain or loss of a substantial customer or supplier. Either positive or negative information may be material.

     Benefit of Hindsight. Remember, if your securities transactions become the subject of scrutiny, they will be reviewed after-the-fact with the benefit of hindsight. As a result, before engaging in any transaction you should carefully consider how regulators and others might view your transaction in hindsight.

     Transactions By Family Members. The very same restrictions apply to your family members and others living in your household. You are responsible for their compliance.

     Tipping Information to Others. Whether the information is proprietary information about our Company or

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information that could affect our stock price, employees must never pass such information on to others. The above penalties may apply regardless of whether or not you derive any benefit from another’s actions. For example, the SEC has imposed a $470,000 penalty on a tipper even though he did not profit from his tippee’s trading.

     Posting material, nonpublic information, or making statements or recommendations based on this information, on any Internet Website, electronic bulletin board, Internet message board, Internet chat room, or other similar form of electronic communication, can also constitute tipping under the securities laws. Because of the high potential for improper or premature disclosure of material, nonpublic information posed by these activities and the resulting liability under the securities laws for the Employee and the Company, Employees may not post any information about the Company, its business plans, its employees or directors, or its customers, suppliers or vendors, nor engage in any discussions with other parties about the Company, its business plans, its employees or directors, or its customers, suppliers or vendors, on any of these forums. Furthermore, employees should notify the Company’s Corporate Secretary if they are aware of such activities by any other employee.

     When Information Becomes Public. It is also improper for an Employee to enter a trade immediately after the Company has made a public announcement of material information, including earnings releases. Because the Company’s stockholders and the investing public should be afforded the time to receive the information and act upon it, as a general rule you should not engage in any transactions involving Company shares until one full business day after such information has been released. Thus, if an announcement is made after the market closes on a Monday, Wednesday generally would be the first day on which you should trade. If an announcement is made before the market opens on a Friday, Monday would be the first day.

     Period of No Securities Transactions. To minimize the risk of liability on the part of the Company and its personnel for violations of the foregoing insider trading restrictions, the Company has established a period relating to the Company’s earnings during which the Company’s directors, officers, senior executives, and certain other employees should not buy or sell Company shares under any circumstances. The quiet period begins on the last day of the last month of the quarter and extends until the end of the first full business day following the public release of the Company’s financial results for that quarter.

     Quiet periods may be prescribed from time to time by the Disclosure Policy Committee, which is described in the Disclosure Policy section of this document, as a result of special circumstances relating to the Corporation when insiders would be precluded from trading in its securities. All parties with knowledge of such special circumstances should be covered by the quiet period. These parties may include external advisors such as legal counsel, investment bankers, investor relations consultants and other professional advisors, and counter-parties in negotiations of material potential transactions.

     During a quiet period, the Corporation will not initiate any meetings or telephone contacts with analysts and investors, but will respond to unsolicited inquiries concerning factual matters. If the Corporation is invited to participate, during a quiet period, in investment meetings or conferences organized by others, the Committee will determine, on a case-by-case basis, if it is advisable to accept these invitations. If accepted, extreme caution will be exercised to avoid selective disclosure of any material, non-public information.

     Method of Preserving Confidentiality. Any employee privy to confidential information is prohibited from communicating such information to anyone else, unless it is necessary to do so in the course of business. Efforts will be made to limit access to confidential information to only those who need to know the information and those persons will be advised that the information is to be kept confidential.

     Outside parties privy to undisclosed material information concerning the Corporation will be told that they must not divulge this information to anyone else, other as required by law and that they may not trade in the Corporation’s securities until the information is publicly disclosed. Such outside parties may be asked to confirm their commitment to non-disclosure in the form of a written confidentiality agreement.

     Employees of the Corporation should not discuss inside information in public places where it can be overheard such as elevators, restaurants, taxis and airplanes. Such information should be divulged only to persons having a need to know it in order to carry out their job responsibilities. To avoid even the appearance of impropriety, directors, officers and employees should refrain from providing any advice or making recommendations regarding the purchase or sale of the Corporation’s shares. Use particular caution when receiving inquiries from securities analysts, companies in the same business as the Corporation and members of the press. All such inquiries should be handled by offering no

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comment on the matter and by referring the inquirer to the Corporation’s investor relations area of its website or the Corporate Secretary.

     To prevent the misuse or inadvertent disclosure of material information, the following procedures should be observed at all times:

•	Documents and files containing confidential information should be kept in a safe place, with access restricted to individuals who “need to know” that information in the necessary course of business. Code names for confidential projects should be used if necessary.

•	Confidential matters should not be discussed in places where the discussion may be overheard, such as elevators, hallways, restaurants, airplanes or taxis.

•	Confidential documents should not be read or displayed in public places and should not be discarded where others can retrieve them.

•	Employees must ensure they maintain the confidentiality of information in their possession outside of the office as well as inside the office.

•	Transmission of documents by electronic means, such as by fax, e-mail or directly from one computer to another, should be made only where it is reasonable to believe that the transmission can be made and received under secure conditions.

•	Unnecessary copying of confidential documents should be avoided and documents containing confidential information should be promptly removed from conference rooms and work areas after meetings have concluded. Extra copies of confidential documents should be shredded or otherwise destroyed.

•	Access to confidential electronic data should be restricted through the use of passwords.

     Additional Prohibited Transactions. Because we believe it is improper and inappropriate for any Company personnel to engage in short-term or speculative transactions involving Company stock, Employees should not engage in any of the following activities with respect to securities of the Company:

     1. Trading in Securities on a Short-Term Basis. Any Company shares purchased by any personnel in the open market must be held for a minimum of six months and ideally longer, unless (in the case of employees who are not officers or directors) the sale results from personal emergency and the holding period is waived by the Company’s Corporate Secretary.

     2. Short Sales.

     3. Buying or Selling Puts or Calls.

Company Assistance

     Any person who has any questions about specific transactions may obtain additional guidance from the Company’s Corporate Secretary. Remember, however, the ultimate responsibility for adhering to this Code of Conduct and avoiding improper transactions rests with you.

Special Guidelines for Directors and Officers

     To provide assistance in preventing inadvertent violations and avoiding even the appearance of an improper transaction (which could result, for example, where an officer engages in a trade while unaware of a pending major development), we are implementing the following procedure:

     All transactions in Company stock (acquisitions, dispositions, transfers, etc.) by directors and officers must be pre-cleared by the Company’s Corporate Secretary. If you contemplate a transaction, you should contact the Corporate Secretary in advance.

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Consequences of Violation

     Any employee who violates this Policy Statement is subject to possible suspension or discharge. Any employee who assists in, or knowingly fails to report, a violation of this Policy Statement is also subject to suspension, discharge or other appropriate action. Any employee who suspects a violation of this Policy Statement should inform the Corporate Secretary or the Chairman of the Board of the Company (anonymously if desired).

DISCLOSURE POLICY

     The Corporation is committed to the highest standards of corporate governance and shareholder/investor communications. The following principles, procedures and guidelines on timely disclosure of material information and transactions in the Corporation’s securities by employees are an extension and integral part of the Corporation’s Code of Conduct.

     The objective of the Disclosure Policy is to ensure that communications with the investing public about the Corporation are:

•	Timely, factual and accurate; and

•	Broadly disseminated in accordance with all applicable legal and regulatory requirements.

     The Disclosure Policy extends to all employees of the Corporation, its board of directors, those authorized to speak on its behalf and all other insiders. It covers disclosures in documents filed with the securities regulators, financial and non-financial disclosure, including management’s discussion and analysis (MD&A) and written statements made in the Corporation’s annual and quarterly reports, news releases, letters to shareholders, presentations by senior management and information contained on the Corporation’s Website and other electronic communications. It extends to oral statements made in meetings and telephone conversations with analysts and investors, interviews with the media as well as speeches, press conferences and conference calls.

Disclosure Policy Committee

     The Disclosure Policy Committee (the “Committee”) is responsible for all regulatory disclosure requirements and for overseeing the Corporation’s disclosure practices. The Committee consists of Allan Silber, Chairman and Chief Executive Officer, Gary Clifford, Chief Financial Officer, Kelly Murumets, President and Stephen Weintraub, Senior Vice President and Secretary.

     It is essential that the Committee be kept fully apprised of all pending material developments in order to evaluate and discuss those events to determine the appropriateness and timing for public release of information. If it is deemed that material information should remain confidential, the Committee will determine how that inside information will be controlled.

     The Committee will use experience and judgment to determine the timing for public release of material information. The Committee is responsible for ensuring appropriate systems, processes and controls for disclosure and will review all news releases and core disclosure documents prior to their release or filing, including the Corporation’s MD&A.

     The Committee will review and update, if necessary, this Disclosure Policy annually or as needed to ensure compliance with changing regulatory requirements. The Committee will report to the board of directors.

Principles of Disclosure

     Material information, as defined earlier, is any information relating to the business and affairs of the Corporation that results in, or would reasonably be expected to result in, a significant change in the market price or value of the Corporation’s securities or that would reasonably be expected to have a significant influence on a reasonable investor’s investment decisions. In complying with the requirement to immediately disclose all material information under applicable laws and stock exchange rules, the Corporation will adhere to the following basic disclosure principles:

•	Material information will be publicly disclosed immediately via news release.

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•	In certain circumstances, the Committee may determine that such disclosure would be unduly detrimental to the Corporation (for example, if release of the information would prejudice negotiations in a corporate transaction), in which case the information will be kept confidential until the Committee determines it is appropriate to publicly disclose. In these circumstances, the Committee may decide to file a confidential material change report with the applicable securities regulators, and will periodically (at least every 10 days) review its decision to keep the information confidential (see “Rumours”). Disclosure must include any information the omission of which would make the rest of the disclosure misleading (half truths are misleading).

•	Unfavourable material information must be disclosed as promptly and completely as favourable information.

•	There must be no selective disclosure. Previously undisclosed material information must not be disclosed to selected individuals (for example, in an investor meeting or during a telephone conversation with an analyst). If previously undisclosed material information is inadvertently disclosed, this information must be broadly disclosed immediately via news release.

•	Disclosure should be consistent among all audiences, including the investment community, the media, customers and employees.

•	Disclosure on the Corporation’s Website alone does not constitute adequate disclosure of material information.

•	Disclosure must be corrected immediately if the Corporation subsequently learns that earlier disclosure contained a material error at the time it was given.

Designated Spokespersons

     The Corporation designates a limited number of spokespersons with authority for communication with the investment community, regulators and the media. Allan Silber, Chairman and CEO, Gary Clifford, CFO, Stephen Weintraub, Senior VP and Secretary, and Kelly Murumets, President shall be the official spokespersons for the Corporation. Others may, from time to time, be designated to speak on behalf of the Corporation as back-ups or to respond to specific inquiries.

     Employees who are not authorized spokespersons must not respond under any circumstances to inquiries from the investment community, the media or others, unless specifically asked to do so by an authorized spokesperson. All such inquiries are to be referred to one of the designated spokespersons.

News Releases

     Once the Committee determines that a development is material, it will authorize the issuance of a news release unless the Committee determines that such developments must remain confidential for the time being. If developments are to remain confidential, appropriate confidential filings may be made and control of the inside information must be instituted. Should a material statement inadvertently be made in a selective forum, the Corporation will immediately issue a news release to fully disclose that information.

     News releases containing earnings guidance and financial results will be reviewed by the audit committee and/or board prior to issuance. Financial results will be publicly released following audit committee or board approval of the MD&A, financial statements and notes.

     If the stock exchange upon which shares of the Corporation are listed is open for trading at the time of a proposed announcement, prior notice of a news release announcing material information must be provided to its market surveillance division to enable a trading halt, if deemed necessary by the stock exchange. If a news release announcing material information is issued outside of trading hours, the exchange must be notified promptly and in any event before the market reopens.

     News releases will be disseminated through an approved news wire service that provides simultaneous national

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distribution. Full-text news releases will be transmitted to all stock exchange members, relevant regulatory bodies, major business wires, and national financial media.

     News releases will be posted on the Corporation’s Website after confirmation of dissemination over the news wire.

Conference Calls

     Conference calls may be held for quarterly earnings and major corporate developments, accessible simultaneously to all interested parties, some as participants by telephone and others in a listen-only mode by telephone or via a webcast over the Internet. The call, if held, will be preceded by a news release containing all relevant material information. At the beginning of the call, a Corporation spokesperson will provide appropriate cautionary language regarding any forward-looking information and direct participants to publicly available documents containing the assumptions, sensitivities and a full discussion of the risks and uncertainties applicable to the news.

     The Corporation will provide advance notice of the conference call and webcast by issuing a news release announcing the date, time and topic and providing information on how interested parties may access the call and webcast. These details will be provided on the Corporation’s Web site. In addition, the Corporation may send invitations to analysts, institutional investors, the media and others. Any non-material supplemental information provided to participants will also be posted to the Web site for others to view.

     A tape replay of the conference call will be made available for a minimum of seven days and an archived audio webcast and/or text transcript will be made available on the Corporation’s Website for a minimum of 90 days.

     If the Committee determines that selective disclosure of previously undisclosed material information has occurred during a conference call, the Corporation will immediately disclose the information broadly via news release.

Rumours

     The Corporation does not comment, affirmatively or negatively, on rumours. This also applies to rumours on the Internet. The Corporation’s spokespersons will respond consistently to any rumours, saying, “It is our policy not to comment on market rumours or speculation.”

     Should the stock exchange request that the Corporation make a definitive statement in response to a market rumour that is causing significant volatility in the stock, the Committee will consider the matter and decide whether to make a policy exception. If the rumour is true in whole or in part, this may be evidence of a leak, and the Corporation will immediately issue a news release disclosing the relevant material information.

Contacts with Analysts, Investors and Media

     Disclosure in individual or group meetings does not constitute adequate disclosure of information that is considered material non-public information. If the Corporation intends to announce material information at an analyst or shareholder meeting or a press conference or conference call, the announcement must be preceded by a news release.

     The Corporation recognizes that meetings with analysts and significant investors are an important element of its investor relations program. The Corporation will meet with analysts and investors individually or in small groups as needed and will initiate contacts or respond to analyst and investor calls in a timely, consistent and accurate fashion in accordance with this Disclosure Policy. All analysts will receive fair treatment regardless of whether they are recommending buying or selling the Corporation’s securities.

     The Corporation will provide only non-material information through individual and group meetings, in addition to publicly disclosed information, recognizing that an analyst or investor may construct this information into a mosaic that could result in material information. The Corporation cannot alter the materiality of information by breaking down the information into smaller, non-material components.

     The Corporation will provide the same sort of detailed, non-material information to individual investors or reporters that it has provided to analysts and institutional investors and may post this information on its Website.

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     Spokespersons will keep notes of telephone conversations with analysts and investors and where practicable more than one Corporation representative will be present at all individual and group meetings. A debriefing will be held after these meetings and if it is determined that selective disclosure of previously undisclosed material information has occurred, the Corporation will immediately disclose the information broadly via news release.

Reviewing Analysts’ Reports and Models

     Upon request, the Corporation may review analysts’ draft research reports or financial models for factual accuracy based on publicly disclosed information. The Corporation will not confirm, or attempt to influence, an analyst’s opinions or conclusions.

     To avoid appearing to endorse an analyst’s report or model, the Corporation will provide its comments orally or will attach a disclaimer to written comments to indicate the report was reviewed only for factual accuracy.

Forward Looking Information

     A consistent approach to disclosure is important. Should the Corporation elect to disclose forward-looking information in continuous disclosure documents, speeches, conference calls, etc. the following guidelines will be observed:

•	All material forward-looking information will be broadly disseminated via news release;

•	The information will be clearly identified as forward looking;

•	The Corporation will identify the material assumptions used in the preparation of the forward-looking information;

•	The information will be accompanied by a statement that identifies, in specific terms, the risks and uncertainties that may cause the actual results to differ materially from those projected in the statement;

•	The information may be accompanied by supplementary information such as a range of reasonably possible outcomes or a sensitivity analysis to indicate the extent to which different business conditions may affect the actual outcome;

•	The information will be accompanied by a statement that the information is stated as of the current date and subject to change after that date, and the Corporation disclaims any intention to update or revise this statement of forward-looking information, whether as a result of new information, future events or otherwise; and

•	Once disclosed, the Corporation’s practice for updating forward-looking information will be to regularly assess whether previous statements of forward-looking information should be replaced by new financial outlooks, and ensure that past disclosure of forward-looking information is accurately reflected in current MD&A.

Disclosure Records

     The Committee will maintain a two-year record of all public information about the Corporation, including continuous disclosure documents, news releases, and analysts’ reports.

Responsibility for Electronic Communications

     The Disclosure Policy also applies to electronic communications. Accordingly, officers and personnel responsible for written and oral public disclosures are also responsible for electronic communications.

     The Committee is responsible for updating the investor relations section of the Corporation’s website and for monitoring all Corporation information placed on the website to ensure that it is accurate, complete, up-to-date and in compliance with relevant securities laws.

     Disclosure on the Corporation’s website alone does not constitute adequate disclosure of information that is considered material non-public information. Any disclosure of material information on the website will be preceded by the issuance of a news release.

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     All continuous disclosure documents will be provided in the Investor Relations section of the Corporation’s website. All information posted, including text and audiovisual material, will show the date the material was issued. Any material changes in information must be updated immediately, following issuance of a news release.

     In accordance with this Disclosure Policy, employees (including designated spokespersons) are prohibited from participating in Internet chat rooms or newsgroup discussions on matters pertaining to the Corporation’s activities or its securities.

Communication, Education and Enforcement

     The Disclosure Policy extends to all employees of the Corporation, its board of directors and its authorized spokespersons. New directors, officers and employees will be provided with a copy of this Disclosure Policy and educated about its importance.

     Any employee who violates the Disclosure Policy may face disciplinary action up to and including termination of employment with the Corporation without notice. The violation of this Disclosure Policy may also violate certain securities laws, which could expose directors, officers or employees to personal liability. If it appears that an employee may have violated such securities laws, the Corporation may refer the matter to the appropriate regulatory authorities, which could lead to fines or other penalties.

EXCEPTIONS TO THE CODE OF CONDUCT

The Corporate Secretary may make exceptions on a case-by-case basis of this Code upon a determination that the conduct at issue involves a negligible opportunity for abuse or otherwise merits an exemption from the Standards set forth herein. All such exceptions must be received in writing by the person requesting the exemption before becoming effective.

* * * * *

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SUPERVISORY PROCEDURES

     The role of the Corporate Secretary is critical to the implementation and maintenance of this Code of Conduct. Supervisory Procedures can be divided into two classifications: (i) prevention of violations of law; and (ii) the preservation of systems necessary to assure the integrity of the Company’s financial reporting.

Prevention of Violations of Law

To prevent insider trading, the Corporate Secretary should:

•	provide, on a regular basis, a program to familiarize Employees with the Company’s policy and procedures, including the furnishing of this Code of Conduct to all Employees and to each new Employee upon commencement of employment;

•	answer questions regarding the Code of Conduct;

•	resolve issues of whether information received by an Employee of the Company is material and non-public;

•	review, with the assistance of the Company’s legal counsel, on a regular basis and update as necessary the Code of Conduct;

•	when it has been determined that an Employee of the Company has Material Non-Public Information, implement measures to prevent dissemination of such information, and if necessary, restrict Employees from trading the affected securities; and

•	promptly review, and either approve or disapprove, in writing, each request of an Employee for clearance to trade in specified securities.

Detection of Insider Trading

     To detect insider trading, the Corporate Secretary should:

•	review the trading activity reports and beneficial ownership disclosure, as filed by each officer and director;

•	maintain regular communication with and be available to answer questions from Employees of the Company who are contemplating securities transactions; and

•	coordinate the review of such reports with other appropriate officers or directors of the Company.

Special Reports to Management

     Upon learning of a potential violation of the Code of Conduct, the Corporate Secretary should promptly prepare a written report to management and the Audit Committee providing full details and recommendations for further action.

ACKNOWLEDGMENT

     We will expect every Employee requested to do so to submit a letter affirming the knowledge and understanding of this Code of Conduct and to disclose any transactions where it might appear to an outsider that any of these policies have not been observed.

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CORPORATE SECRETARY

     Employees who discover violations of Company policies are encouraged to report the violations immediately to the Corporate Secretary and to the Chairman of the Audit Committee. The Corporate Secretary will be responsible for providing information about the Company’s position on ethical issues, for responding to inquiries about Employee conduct, and for considering disciplinary action which may be taken against any persons found in violation of these Standards.

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ACKNOWLEDGMENT

To: Corporate Secretary

     I have read the Code of Conduct. I understand my responsibility to comply with the Code of Conduct and the process and consequences for dealing with violations thereof.

     If I have any questions or concerns regarding conduct that may raise concern under this Code of Conduct, I will immediately follow one of the procedures suggested in this policy and will notify the Corporate Secretary.

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